SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X         Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes             No   X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

CNH GLOBAL N.V.

Form 6-K for the month of February, 2004

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of January and Cumulative for 1 Month, 2004, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of December 2003 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of January and Cumulative for 1 Month, 2004,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of December 2003
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	January N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)

RETAIL UNIT SALES:
MONTH OF JAN. 2004

Agricultural Tractors:
under 40 horsepower (2WD)	+ 14.4%	down high single digits

40 to 100 horsepower (2WD)	+ 27.5%	up low double digits, moderately less than the industry

over 100 horsepower (2WD)	+ 67.4%	down moderate double digits

4 wheel drive tractors	+ 20.0%	up high double digits, significantly more than the industry

Sub total tractors over 40 hp	+ 37.2%	up mid single digits, significantly less than the industry

Total Ag tractors	+ 26.1%	down low single digits

Combines	+ 47.8%	up moderate double digits, but significantly less than the industry

Loader/backhoes	up significantly	up moderately, moderately less than the industry

Skid Steer Loaders	up moderately	up slightly, moderately less than the industry

Total Heavy Construction Equipment	up moderately	down slightly

RETAIL UNIT SALES:
1 MONTH, 2004

Agricultural Tractors:
under 40 horsepower (2WD)	+ 14.4%	down high single digits

40 to 100 horsepower (2WD)	+ 27.5%	up low double digits, moderately less than the industry

over 100 horsepower (2WD)	+ 67.4%	down moderate double digits

4 wheel drive tractors	+ 20.0%	up high double digits, significantly more than the industry

Sub total tractors over 40 hp	+ 37.2%	up mid single digits, significantly less than the industry

Total Ag tractors	+ 26.1%	down low single digits

Combines	+ 47.8%	up moderate double digits, but significantly less than the industry

Loader/backhoes	up significantly	up moderately, moderately less than the industry

Skid Steer Loaders	up moderately	up slightly, moderately less than the industry

Total Heavy Construction Equipment	up moderately	down slightly

DEALER INVENTORIES:
END OF December 2003

Agricultural Tractors:
under 40 horsepower (2WD)	4.4 months supply	1/2 month less than the industry

40 to 100 horsepower (2WD)	4.7 months supply	in line with the industry

over 100 horsepower (2WD)	5.2 months supply	1 month less than the industry

4 wheel drive tractors	3.2 months supply	1 month less than the industry

Total tractors	4.6 months supply	1/2 month less than the industry

Combines	3.1 months supply	1/2 month more than the industry

Dated: February 16, 2004

Industry Trends

U.S. Ag Flash Reports

January 2004 Flash Report
U.S. Unit Retail Sales
(Report released 2/12/2004)

							Dec. 2003
				Y-T-D	Y-T-D		U.S. Field
Equipment	Jan. 2004	Jan. 2003	% Chg.	2004	2003	% Chg.	Inventory

Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	4,754	4,108	15.7	4,754	4,108	15.7	45,838
40 & Under 100 HP	3,776	2,861	32.0	3,776	2,861	32.0	23,684
100 HP & Over	1,801	905	99.0	1,801	905	99.0	6,343
Total - 2 Wheel Drive	10,331	7,874	31.2	10,331	7,874	31.2	75,865
Total - 4 Wheel Drive	224	186	20.4	224	186	20.4	759
Total Farm Wheel Tractors	10,555	8,060	31.0	10,555	8,060	31.0	76,624
Combines (Self-Propelled)	253	176	43.8	253	176	43.8	1,154

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Deb Carson at 414-298-4146.

To U.S. Ag Flash Report Archive>>

© AEM 2004 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends

Canadian Ag Flash Reports

January 2004 Flash Report Canada Unit Retail Sales
(Report released 2/12/2004)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	January			January YTD			December

							2004	2003
							Canadian	Canadian
			%			%	(Field)	(Field)
Equipment	2004	2003	Chg.	2004	2003	Chg.	Inventory	Inventory

Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	207	227	-8.8	207	227	-8.8	2,494	2,612
40 & Under 100 HP	311	345	-9.9	311	345	-9.9	2,409	2,702
100 HP & Over	132	250	-47.2	132	250	-47.2	1,486	1,402
Total - 2 Wheel Drive	650	822	-20.9	650	822	-20.9	6,389	6,716
Total - 4 Wheel Drive	34	29	17.2	34	29	17.2	169	209
Total Farm Wheel Tractors	684	851	-19.6	684	851	-19.6	6,558	6,925
Combines (Self-Propelled)	50	29	72.4	50	29	72.4	350	285

©AEM 2004 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse Assistant Secretary

February 17, 2004